Exhibit 8.1

TELUS International (Cda) Inc.

Subsidiaries of the Registrant

The following is a list of subsidiaries of TELUS International (Cda) Inc. as of December 31, 2020 omitting some subsidiaries which, considered in the aggregate, would not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation
TELUS International Philippines, Inc.	Philippines
Transactel (Barbados), Inc. (Barbados), continued into Transactel (2020) Limited (Malta) in July 2020 and renamed to Transactel International Services Limited	Malta
Xavient Digital LLC	Delaware, United States
TELUS International Holding (U.S.A.) Corp	Delaware, United States
CCC Erste Beteiligungs GmbH	Germany

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